Filed by Uniti Group Inc.

(Commission File No.: 001-36708)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Uniti Group Inc.

(Commission File No.: 001-36708)

On September 18, Uniti Group inc. ("Uniti") discussed information regarding Uniti's contemplated merger (the "Merger") with Windstream Holdings II, LLC ("Windstream") in a press release. The press release in available below.

Press Release Release Date: September 18, 2024

Uniti Group Inc. Announces Successful Completion of Windstream’s Consent
Solicitation for Senior First Lien Notes Due 2028

Windstream’s Indenture Will Now Allow for Collapse of Dual Debt Silos Upon Closing of Planned Merger

LITTLE ROCK, Ark. – Uniti Group Inc. (“Uniti”) (Nasdaq: UNIT) announced today the successful completion of the consent solicitation by Windstream Services, LLC and Windstream Escrow Finance Corp. (collectively, the “Windstream Co-Issuers”), each a subsidiary of Windstream Holdings II, LLC (“Windstream”), to amend the indenture (the “Windstream Indenture”) governing the Windstream Co-Issuers’ 7.750% Senior Secured Notes due 2028 (the “Windstream Notes”).

“We are pleased that Windstream has successfully completed its consent solicitation and we value the continued support from both Uniti and Windstream investors and creditors. This consent allows for Windstream’s debt to be portable into a single silo capital structure with Uniti’s debt under Windstream’s indenture after the closing of the pending merger, which would result in a more simplified capital structure, while also removing perceived overhangs relating to the current master lease agreements,” commented Paul Bullington, Senior Vice President, Chief Financial Officer & Treasurer.

As of 5:00 pm New York City time on September 18, 2024, the expiration time for the consent solicitation, valid consents from holders of the requisite principal amount of the outstanding Windstream Notes were received and not revoked.

The Indenture Amendments (i) modify covenants to expressly permit the consolidation of the credit groups of Windstream and Uniti into a single debt capital structure with a common parent entity (such consolidation, the “Post-Closing Reorganization”) following the closing of the merger (the “Merger”) contemplated by the Agreement and Plan of Merger, dated as of May 3, 2024, between Windstream and Uniti, (ii) on and from the date of the Post-Closing Reorganization, modify covenants to expressly permit the outstanding indebtedness, liens and investments of Uniti in the resulting consolidated capital structure and to align the collateral packages for the Windstream and Uniti secured indebtedness, (iii) grant authorizations to agents and trustees to implement the Indenture Amendments, and (iv) on and from the date of the Merger, allow Windstream to have the option to apply push-down accounting for the effects of the Merger to Windstream’s financial statements. Please refer to Uniti’s Current Report on Form 8-K filed with the SEC on September 11, 2024 for additional information concerning the Indenture Amendments.

The Indenture Amendments were sought to allow the consolidation of Windstream’s indebtedness into a single silo capital structure with Uniti’s indebtedness under a common parent following consummation of the Merger and to modify certain terms of the Windstream Notes to align them with the terms of the Uniti’s indebtedness. Under this combined structure, the master lease agreements between Uniti and Windstream would be arrangements between entities within the single silo (if they are not terminated), effectively reducing the contractual obligations of Windstream. A combined credit silo is also believed to potentially enable lower debt yields by eliminating renewal overhang relating to the master lease arrangements (if not terminated) and simplify operations for the combined company.

The Windstream Co-Issuers intend to enter a supplemental indenture to adopt the Indenture Amendments as soon as practicable, which will become effective upon its execution. The Indenture Amendments will become operative upon Windstream’s payment of the consent fee associated with the consent solicitation, which Windstream intends to pay on or shortly before the closing of the Merger.

The Implementation of the Indenture Amendments is not a condition to the closing of the Merger, which Uniti and Windstream currently expects to occur in the second half of 2025, subject to the satisfaction or waiver of customary closing conditions, including certain regulatory approvals.

Windstream may also seek amendments to Windstream’s existing credit agreement that are substantially similar to the Indenture Amendments. The Post-Closing Reorganization cannot be implemented under the current terms of Windstream’s credit agreement, and there can be no assurance that the Post-Closing Reorganization will occur.

The terms of Uniti’s outstanding indebtedness will not change as a result of the implementation of the Indenture Amendments.

ABOUT UNITI

Uniti, an internally managed real estate investment trust, is engaged in the acquisition and construction of mission critical communications infrastructure, and is a leading provider of fiber and other wireless solutions for the communications industry. As of June 30, 2024, Uniti owns approximately 142,000 fiber route miles, 8.6 million fiber strand miles, and other communications real estate throughout the United States. Additional information about Uniti can be found on its website at www.uniti.com.

NO OFFER OR SOLICITATION

This communication and the information contained in it are provided for information purposes only and are not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buy securities of Uniti, Windstream or Windstream Parent, Inc., the proposed combined company following the closing of the Merger (as defined below) (“New Uniti”) or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the contemplated Merger, New Uniti has filed a registration statement on Form S-4 with the SEC that contains a proxy statement/prospectus and other documents, which has not yet become effective. Once effective, Uniti will mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the Merger.

THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER CONTAINS IMPORTANT INFORMATION ABOUT UNITI, WINDSTREAM, NEW UNITI, THE MERGER AND RELATED MATTERS. INVESTORS SHOULD

READ THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE MERGER.

The proxy statement/prospectus, any amendments or supplements thereto and all other documents filed with the SEC in connection with the Merger will be available free of charge on the SEC’s website (at www.sec.gov). Copies of documents filed with the SEC by Uniti will be made available free of charge on Uniti's investor relations website (at https://investor.uniti.com/financial-information/sec-filings).

PARTICIPANTS IN THE SOLICITATION

Uniti, Windstream and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Uniti’s stockholders in connection with the Merger. Information about Uniti’s directors and executive officers is set forth in the sections titled “Proposal No. 1 Election of Directors” and “Security Ownership of Certain Beneficial Owners and Management” included in Uniti’s proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 11, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1620280/000110465924046100/0001104659-24-046100-index.htm), the section titled “Directors, Executive Officers and Corporate Governance” included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 29, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1620280/000162828024008054/unit-20231231.htm), and subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Uniti stockholders in connection with the Merger, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus and other relevant materials filed by New Uniti with the SEC. These documents can be obtained free of charge from the sources indicated above.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can often be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern expectations, strategy, plans, or intentions. However, the absence of these words or similar terms does not mean that a statement is not forward-looking. All forward-looking statements are based on information and estimates available to Uniti and Windstream at the time of this communication and are not guarantees of future performance.

Examples of forward-looking statements in this communication (made at the date of this communication unless otherwise indicated) include, among others, statements regarding the Merger and the future performance of Uniti, Windstream and New Uniti (the “Merged Group”), whether Windstream amends the terms of its existing credit agreement, the implementation and expected effects of the Post-Closing Reorganization, the perceived and potential synergies and other benefits of the Merger, and expectations around the financial impact of the Merger on the Merged Group’s financials. In addition, this communication contains statements concerning the intentions, beliefs and expectations, plans, strategies and objectives of the directors and management of Uniti and Windstream for Uniti and Windstream, respectively, and the Merged Group, the anticipated timing for and outcome and effects of the Merger (including expected benefits to shareholders of Uniti), expectations for the ongoing development and growth potential of the Merged Group and the future operation of Uniti, Windstream and the Merged Group.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the Merger; the ability of the parties to complete the Merger considering the various closing conditions; the expected benefits of the Merger, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of New Uniti following completion of the Merger; and anticipated growth strategies and anticipated trends in Uniti’s, Windstream’s and, following the expected completion of the Merger, New Uniti’s business.

In addition, other factors related to the Merger that contribute to the uncertain nature of the forward-looking statements and that could cause actual results and financial condition to differ materially from those expressed or implied include, but are not limited to: the satisfaction of the conditions precedent to the consummation of the Merger, including, without limitation, the receipt of shareholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the Merger, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the Merger within the expected time period (if at all); potential difficulties in Uniti’s and Windstream’s ability to retain employees as a result of the announcement and pendency of the Merger; risks relating to the value of New Uniti’s securities to be issued in the Merger; disruptions of Uniti’s and Windstream’s current plans, operations and relationships with customers caused by the announcement and pendency of the Merger; legal proceedings that may be instituted against Uniti or Windstream following announcement of the Merger; funding requirements; regulatory restrictions (including changes in regulatory restrictions or regulatory policy) and risks associated with general economic conditions.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements are detailed in the filings with the SEC, including Uniti’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.

There can be no assurance that the Merger will be implemented or that plans of the respective directors and management of Uniti and Windstream for the Merged Group, including the Post-Closing Reorganization, will proceed as currently expected or will ultimately be successful. Investors are strongly cautioned not to place undue reliance on forward-looking statements, including in respect of the financial or operating outlook for Uniti, Windstream or the Merged Group (including the realization of any expected synergies).

Except as required by applicable law, Uniti does not assume any obligation to, and expressly disclaims any duty to, provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this communication will, under any circumstances (including by reason of this communication remaining available and not being superseded or replaced by any other presentation or publication with respect to Uniti, Windstream or the Merged Group, or the subject matter of this communication), create an implication that there has been no change in the affairs of Uniti or Windstream since the date of this communication.

INVESTOR AND MEDIA CONTACTS:

Paul Bullington, 251-662-1512

Senior Vice President, Chief Financial Officer & Treasurer

paul.bullington@uniti.com

Bill DiTullio, 501-850-0872

Vice President, Investor Relations & Treasury

bill.ditullio@uniti.com

No Offer or Solicitation

This communication and the information contained in it are provided for information purposes only and are not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buy securities of Uniti, Windstream or Windstream Parent, Inc., the proposed combined company following the closing of the Merger (as defined below) (“New Uniti”) or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”). or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Additional Information and Where to Find It

In connection with the Merger, New Uniti has filed a registration statement on Form S-4 with the SEC that contains a proxy statement/prospectus and other documents, which has not yet become effective. Once effective, Uniti will mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the Merger.

THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER CONTAINS IMPORTANT INFORMATION ABOUT UNITI, WINDSTREAM, NEW UNITI, THE MERGER AND RELATED MATTERS. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE MERGER. The proxy statement/prospectus, any amendments or supplements thereto and all other documents filed with the SEC in connection with the Merger will be available free of charge on the SEC’s website (at www.sec.gov). Copies of documents filed with the SEC by Uniti will be made available free of charge on Uniti's investor relations website (at https://investor.uniti.com/financial-information/sec-filings).

Participants in the Solicitation

Uniti, Windstream and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Uniti’s stockholders in connection with the Merger. Information about Uniti’s directors and executive officers is set forth in the sections titled “Proposal No. 1 Election of Directors” and “Security Ownership of Certain Beneficial Owners and Management” included in Uniti’s proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 11, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1620280/000110465924046100/0001104659-24-046100-index.htm), the section titled “Directors, Executive Officers and Corporate Governance” included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 29, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1620280/000162828024008054/unit-20231231.htm), and subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Uniti stockholders in connection with the Merger, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus and other relevant materials filed by New Uniti with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can often be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern expectations, strategy, plans, or intentions. However, the absence of these words or similar terms does not mean that a statement is not forward-looking. All forward-looking statements are based on information and estimates available to Uniti and Windstream at the time of this communication and are not guarantees of future performance.

Examples of forward-looking statements in this communication (made at the date of this communication unless otherwise indicated) include, among others, statements regarding the Merger and the future performance of Uniti, Windstream and New Uniti (the “Merged Group”), the perceived and potential synergies and other benefits of the Merger, and expectations around the financial impact of the Merger on the Merged Group’s financials. In addition, this communication contains statements concerning the intentions, beliefs and expectations, plans, strategies and objectives of the directors and management of Uniti and Windstream for Uniti and Windstream, respectively, and the Merged Group, the anticipated timing for and outcome and effects of the Merger (including expected benefits to shareholders of Uniti), expectations for the ongoing development and growth potential of the Merged Group and the future operation of Uniti, Windstream and the Merged Group.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the Merger; the ability of the parties to complete the Merger considering the various closing conditions; the expected benefits of the Merger, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of New Uniti following completion of the Merger; and anticipated growth strategies and anticipated trends in Uniti’s, Windstream’s and, following the expected completion of the Merger, New Uniti’s business.

In addition, other factors related to the Merger that contribute to the uncertain nature of the forward-looking statements and that could cause actual results and financial condition to differ materially from those expressed or implied include, but are not limited to: the satisfaction of the conditions precedent to the consummation of the Merger, including, without limitation, the receipt of shareholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the Merger, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the Merger within the expected time period (if at all); potential difficulties in Uniti’s and Windstream’s ability to retain employees as a result of the announcement and pendency of the Merger; risks relating to the value of New Uniti’s securities to be issued in the Merger; disruptions of Uniti’s and Windstream’s current plans, operations and relationships with customers caused by the announcement and pendency of the Merger; legal proceedings that may be instituted against Uniti or Windstream following announcement of the Merger; funding requirements; regulatory restrictions (including changes in regulatory restrictions or regulatory policy) and risks associated with general economic conditions.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements are detailed in the filings with the SEC, including Uniti’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.

There can be no assurance that the Merger will be implemented or that plans of the respective directors and management of Uniti and Windstream for the Merged Group will proceed as currently expected or will ultimately be successful. Investors are strongly cautioned not to place undue reliance on forward-looking statements, including in respect of the financial or operating outlook for Uniti, Windstream or the Merged Group (including the realization of any expected synergies).

Except as required by applicable law, Uniti does not assume any obligation to, and expressly disclaims any duty to, provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this communication will, under any circumstances (including by reason of this communication remaining available and not being superseded or replaced by any other presentation or publication with respect to Uniti, Windstream or the Merged Group, or the subject matter of this communication), create an implication that there has been no change in the affairs of Uniti or Windstream since the date of this communication.